                                   EXHIBIT 11

              INTERCELL INTERNATIONAL CORPORATION AND SUBSIDIARIES
                        COMPUTATION OF NET LOSS PER SHARE
                                   (Unaudited)


                                              Three months ended
                                                 December 31,
                                                 ------------
                                              2002          2001
                                          ------------  ------------
Net loss                                  $ (  26,000)  $ ( 162,000)

Accretion on Series C preferred stock               -     (   1,000)
                                          ------------  ------------
Net loss applicable to common
  shareholders                            $ (  26,000)    ( 163,000)
                                          ============  ============

Weighted average number of common shares
  outstanding                               8,651,251     8,292,284
Common equivalent shares representing
  shares issuable upon exercise of
  outstanding options and warrants and
  convertible stock                                 -             -
                                          ------------  ------------
                                            8,651,251     8,292,284
                                          ============  ============
Basic and diluted loss per share
  applicable to common shareholders                  *   (     0.02)
                                          ============  ============

*  Less than ($0.01) per share.

Stock options, warrants and convertible preferred stock are not considered in the calculations for those periods with net losses as the impact of the potential common shares (approximately 338,050 at December 31, 2002 and 348,050 shares at December 31, 2001) would be to decrease net loss per share.